NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

GRB Financial, LLC (the Company) was formed on October 1, 2003 as a limited liability company under the provisions of the Texas Limited Liability Company Act. The Company operates as an independent broker-dealer of various investment securities and began operations January 1, 2004. No member of the limited liability company will be liable for the debts, obligations, or liabilities of the Company.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Receivable from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Property and equipment -

Property and equipment are carried at cost and consist of data processing equipment and office furniture and equipment. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company was organized as a limited liability company under the provisions of the Texas Limited Liability Company Act. The Company has elected to be taxed under the partnership provisions of the Internal Revenue Code. Under those provisions the Company does not pay federal income taxes on its taxable income. Instead, the unit-holders are liable for individual federal income taxes on their respective share of net income.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Estimates –

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Advertising costs –

Advertising costs are expensed as incurred.

Investments –

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss.

Compensated absences –

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

(2)   PROPERTY AND EQUIPMENT:

During 2016, the company owned no property and equipment in its name. All of the equipment is owned by the owner in another entity.

(3)   NET CAPITAL REQUIREMENTS:

The Company introduces transactions and accounts of customers or other brokers or dealers to Sterne Agee & Leach Securities, Inc. and is subject to SEC rule 15c 3-1 (a)(2)(iv) which states the firm will maintain a minimum net capital of not less than $5,000. At December 31, 2016, the Company has net capital of $62,863, which is in excess of its required net capital.

(4)   RELATED PARTY TRANSACTION:

The Company is currently in an agreement with Baker Financial Services, an affiliated company, owned 90% by the majority unit-holder. This agreement makes available certain facilities and provides for performance of certain services for the Company. These services and facilities are provided without cost to the Company.

(5)   FEDERAL INCOME TAXES:

The Company was organized as a limited liability company under the provisions of the Texas Limited Liability Company Act. The Company has elected to be taxed under the partnership provisions of the Internal Revenue Code. Under those provisions the Company does not pay federal income taxes on its taxable income. Instead, the unit-holders are liable for individual federal income taxes on their respective share of net income.

(6)   FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2016, Focus Report Part II are as follows:

	Per Enclosed Financial Statement	Per Focus	Difference
Cash	$ 58,263	$ 60,830	$ (2,567)
Receivable from dealers	9,000	0	9,000
Property and equipment	0	0	0
Accounts payable, accrued liabilities, expenses and other payables	0	0	0
Members' equity	67,263	60,830	(6,433)
			$ 0

(7)   SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2016 through February 20, 2017, which was the date the financial statements were issued, and concluded that no additional disclosures are required.